UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Aclaris Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00461U 105

(CUSIP Number)

ALBERT CHA

VIVO CAPITAL, LLC

575 HIGH STREET, SUITE 201

PALO ALTO, CA 94301

TELEPHONE: (650) 688-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00461U 105	13D

1.	Name of Reporting Persons Vivo Ventures VII, LLC FEIN 27-4484686
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,191,397 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,191,397 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,191,397 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 20.8% (3)
14.	Type of Reporting Person (see instructions): OO

(1)	This Schedule 13D is filed by Vivo Ventures Fund VII, L.P. (“Vivo VII”), Vivo Ventures VII Affiliates Fund, L.P. (“Vivo Affiliates VII”), and Vivo Ventures VII, LLC (“Vivo VII GP”). Vivo VII, Vivo Affiliates VII and Vivo VII GP are herein collectively referred to as the “Reporting Persons”. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by Vivo VII and Vivo Affiliates VII. Vivo VII GP serves as the general partner for each of Vivo VII and Vivo Affiliates VII. Vivo VII GP, Vivo VII and Vivo Affiliates VII share voting and dispositive power over the shares held by Vivo VII and Vivo Affiliates VII, and may be deemed to own beneficially the shares held by Vivo VII and Vivo Affiliates VII. These shares consist of 4,191,397 shares of the Issuer’s Common Stock.
(3)	This percentage set forth on the cover sheets is calculated based on 20,157,503 shares of the Issuer’s Common Stock after the closing of the Issuer’s initial public offering, including the full exercise by the underwriters of their option to purchase additional shares, as provided to the Reporting Person by the Issuer.

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CUSIP No. 00461U 105	13D

1.	Name of Reporting Persons Vivo Ventures Fund VII, L.P. FEIN 27-4485069
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,101,997 shares of Common Stock (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,101,997 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,101,997 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 20.3% (3)
14.	Type of Reporting Person (see instructions): PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by Vivo VII. Vivo VII GP serves as the general partner for Vivo VII. Vivo VII GP and Vivo VII share voting and dispositive power over the shares held by Vivo VII, and may be deemed to own beneficially the shares held by Vivo VII. These shares consist of 4,101,997 shares of the Issuer’s Common Stock.
(3)	This percentage set forth on the cover sheets is calculated based on 20,157,503 shares of the Issuer’s Common Stock outstanding after the closing of the Issuer’s initial public offering, including the full exercise by the underwriters of their option to purchase additional shares, as provided to the Reporting Person by the Issuer.

3.

CUSIP No. 00461U 105	13D

1.	Name of Reporting Persons Vivo Ventures VII Affiliates Fund, L.P. FEIN 38-3860034
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 89,400 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 89,400 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,400 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 0.4% (3)
14.	Type of Reporting Person (see instructions): PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The shares are owned by Vivo Affiliates VII. Vivo VII GP serves as the general partner for Vivo Affiliates VII. Vivo VII GP and Vivo Affiliates VII share voting and dispositive power over the shares held by Vivo Affiliates VII, and may be deemed to own beneficially the shares held by Vivo Affiliates VII. These shares consist of 89,400 shares of the Issuer’s Common Stock.
(3)	This percentage set forth on the cover sheets is calculated based on 20,157,503 shares of the Issuer’s Common Stock outstanding after the closing of the Issuer’s initial public offering, including the full exercise by the underwriters of their option to purchase additional shares, as provided to the Reporting Person by the Issuer.

4.

CUSIP No. 00461U 105	13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to Common Stock, par value $0.00001 per share (the “Common Stock”) of Aclaris Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 101 Lindenwood Drive, Suite 400, Malvern, PA 19355.

Item 2. Identity and Background

a)	This statement on Schedule 13D is being filed by Vivo Ventures Fund VII, L.P. (“Vivo VII”), Vivo Ventures VII Affiliates Fund, L.P. (“Vivo Affiliates VII”, and, together with Vivo VII, the “Funds”), and Vivo Ventures VII, LLC (“Vivo VII GP”). Vivo VII, Vivo Affiliates VII and Vivo VII GP are herein collectively referred to as the “Reporting Persons”. The agreement among the Reporting Persons to make this single, joint filing is annexed hereto as Exhibit A (the “Joint Filing Agreement”).

b)	The address of the principal business office of the Reporting Persons is 575 High Street, Suite 201, Palo Alto, CA 94301.

c)	The principal business of each of the Funds is that of a private venture capital investment partnership. The principal business of Vivo VII GP is to act as the General Partner of the Funds, and as such may be deemed to beneficially own the Common Stock of the Issuer held by the Funds. Vivo VII GP disclaims beneficial ownership of the shares of the Issuer held by the Funds, except to the extent of its pecuniary interest therein. Each of the Funds disclaims beneficial ownership of the shares of Common Stock owned by the other Fund. The managing members of Vivo VII GP are Albert Cha, Frank Kung, and Edgar Engleman, and as such may be deemed to beneficially own the Common Stock of the Issuer held by the Funds. Messrs. Cha, Kung, and Engleman disclaim beneficial ownership of the shares of the Issuer held by the Funds, except to the extent of their pecuniary interest therein.

d)	During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e)	Citizenship:

Vivo VII, LLC is a Delaware limited liability company.

Vivo Ventures Fund VII, L.P. is a Delaware limited partnership.

Vivo Ventures VII Affiliates Fund, L.P. is a Delaware limited partnership.

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CUSIP No. 00461U 105	13D

Item 3. Source and Amount of Funds or Other Consideration

On October 6, 2015, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-206437) in connection with its initial public offering (the “IPO”) was declared effective. The closing of the IPO took place on October 13, 2015, and at such closing the Funds purchased an aggregate of 454,545 shares of Common Stock of the Issuer at the IPO price of $11.00 per share. All of the Issuer’s outstanding convertible preferred stock converted into Common Stock of the Issuer immediately prior to the closing of the IPO. In connection with this conversion, an aggregate 11,846,087 shares of convertible preferred stock held by Vivo VII and Vivo VII Affiliates converted into an aggregate 3,433,646 shares of Common Stock. Subsequent to the IPO, Vivo VII and Vivo VII Affiliates purchased an aggregate of 13,352 shares of Common Stock on the open market on October 7, 2015 at a price of $11.00 per share.

The source of the funds used by Vivo VII and Vivo VII Affiliates to acquire the securities described herein was the working capital of the Funds, received from capital contributions made to the Funds by their respective partners for the purpose of making investments.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction

The Funds purchased additional Common Stock of the Issuer for investment purposes, with the aim of increasing the value of its investments and the Issuer.

Albert Cha, who is a managing member of Vivo VII GP, is a Director of the Issuer; however, except as otherwise described in this statement, none of the Reporting Persons have any present plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

The Reporting Persons may change their present intentions at any time and therefore reserve the right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Reporting Persons may, from time to time, purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time, including through trades in the open market, through privately negotiated transactions with third parties or otherwise. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide. These potential actions could involve on or more of the events referred to above, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time, the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

6.

CUSIP No. 00461U 105	13D

Item 5. Interest in Securities of the Issuer

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreements

In connection with the Issuer’s initial public offering, Vivo VII and Vivo VII Affiliates, along with all of the Issuer’s other directors, executive officers and stockholders agreed with the underwriters for the offering, subject to certain exceptions, not to directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any shares of Common Stock or any securities convertible into, or exchangeable for or that represent the right to receive shares of Common Stock during the period from the date of the lock-up agreements continuing through April 3, 2016, except with the prior written consent of Jefferies LLC and Citigroup Global Markets Inc. The lock-up agreements permit Vivo VII and Vivo VII Affiliates to transfer Common Stock and other securities subject to the lock-up agreements in specified circumstances.

Registration Rights

Certain stockholders of the Issuer (collectively, the “Holders”), including Vivo VII and Vivo VII Affiliates, holding shares issued upon the conversion of the Issuer’s preferred stock (the “Registrable Securities”) are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended (the “Securities Act”). These registration rights are contained in an Second Amended and Restated Investors’ Rights Agreement dated as of August 28, 2015 (the “IRA”), and are described in additional detail below. The registration rights granted under the IRA will terminate upon the earlier of October 13, 2020, a liquidation event or at such time as all shares held by a Holder are eligible to be sold without restriction pursuant to Rule 144 under the Securities Act within any 90-day period.

7.

CUSIP No. 00461U 105	13D

Subject to certain conditions, the Issuer will pay the registration expenses of the Holders incurred in connection with the registrations described below, including up to $50,000 for the reasonable fees and disbursements of one counsel for the Holders. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such Holders may include in the offering.

Demand Registration Rights

The Holders are entitled to certain demand registration rights. At any time after April 6, 2016, Holders holding at least a majority of the Registrable Securities can, on not more than two occasions, request that the Issuer register all or a portion of their shares. The request for registration must cover at least that number of shares with an anticipated aggregate offering price of at least $5.0 million. If the Issuer determines that it would be seriously detrimental to its stockholders to effect such a demand registration, the Issuer has the right to defer such registration, not more than once in any one-year period, for a period of up to 90 days.

Piggyback Registration Rights

If the Issuer proposes to register any of its securities under the Securities Act, in connection with the public offering of such securities solely for cash, the Holders will be entitled to certain “piggyback” registration rights allowing the Holders to include their shares in such registration, subject to certain marketing and other limitations.

S-3 Registration Rights

At any time that the Issuer is eligible to file a short-form registration statement on Form S-3, the Holders holding at least 30% of the Registrable Securities may make a written request that the Issuer register their shares on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $2.5 million. The Holders may make an unlimited number of requests for registration on Form S-3; provided, however, the Issuer will not be required to effect a registration on Form S-3 if (i) it has effected two such registrations within the preceding twelve-month period; (ii) it has effected a registration of securities in connection with a public offering within the preceding 180-day period; (iii) Form S-3 is not available for such offering by such Holders; or (iv) it determines that it would be seriously detrimental to its stockholders to effect such a Form S-3 registration, in which case the Issuer has the right to defer such registration for not more than 120 days from the date of request, provided that it has not utilized this right more than once in any 12-month period.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

The foregoing description of the lock-up agreements and the IRA are qualified in their entirety by reference to the Form of Lock-up Agreement and the IRA filed as exhibits to this Schedule 13D.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

8.

CUSIP No. 00461U 105	13D

Item 7. Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D

B.	Form of Lock-Up Agreement entered into by and among the underwriters and the Issuer’s directors, executive officers and stockholders (incorporated herein by reference to Exhibit A to Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-206437), filed on September 25, 2015)

C.	Second Amended and Restated Investors’ Rights Agreement, dated as of August 28, 2015, by and among the Issuer and certain investors named therein (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-206437), filed on September 4, 2015)

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CUSIP No. 00461U 105	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2015

VIVO VENTURES FUND VII, L.P.

By:	Vivo Ventures VII, LLC
Its:	General Partner

By:	/s/ Albert Cha
ALBERT CHA, M.D., PH.D.
Managing Member

VIVO VENTURES VII AFFILIATES FUND, L.P.

By:	Vivo Ventures VII, LLC
Its:	General Partner

By:	/s/ Albert Cha
ALBERT CHA, M.D., PH.D.
Managing Member

Vivo Ventures VII, LLC

By:	/s/ Albert Cha
ALBERT CHA, M.D., PH.D.
Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

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CUSIP No. 00461U 105	13D

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D

B.	Form of Lock-Up Agreement entered into by and among the underwriters and the Issuer’s directors, executive officers and stockholders (incorporated herein by reference to Exhibit A to Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-206437), filed on September 25, 2015)

C.	Second Amended and Restated Investors’ Rights Agreement, dated as of August 28, 2015, by and among the Issuer and certain investors named therein (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-206437), filed on September 4, 2015)

11.